SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Autonomous City of Buenos Aires, November 7, 2025

To the

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

Ref: Financial Statements as of 09/30/2025

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on November 7, 2025, approved the condensed interim financial statements for the nine-month period ended September 30, 2025. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	(213,448)
Attributable to non-controlling interest	31,810

Total net profit for the period	(181,638)

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	3,904,826
Attributable to non-controlling interest	49,372

Total other comprehensive income for the period	3,954,198

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	3,691,378
Attributable to non-controlling interest	81,182

Total comprehensive income for the period	3,772,560

4) Detail of Shareholders’ equity as of 09/30/2025 (in millions of pesos)

Shareholders’ contributions:
Capital	3,928
Adjustment to capital	6,092
Treasury shares	5
Adjustment to treasury shares	9
Share-based benefit plans	809
Acquisition cost of treasury shares	(20,221)
Share trading premiums	13,690
Issuance premiums	640

Total shareholders’ contributions	4,952

Legal reserve	1,082,048
Reserve for future dividends	0
Reserve for investments	9,059,670
Reserve for purchase of treasury shares	45,656
Other comprehensive income	5,646,183
Unappropriated retained earnings and losses	(141,710)

Equity attributable to shareholders of the parent company	15,696,799

Non-controlling interest	305,545

Total shareholders’ equity	16,002,344

5. Shares owned by the parent group

As of September 30, 2025, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Argentine National State - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: Nov 7, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

4